Exhibit 99.1

What will happen to my Cognos shares?

All outstanding Cognos shares will be acquired by IBM upon the closing of the transaction.  Shareholders will be entitled to receive a cash payment equal to US$58.00 per Cognos share held.

What will happen to vested Cognos stock options?

All vested and unexercised Cognos stock options will be cancelled upon the closing of the transaction.  Holders of such vested stock options will be entitled to receive a cash payment equal to the consideration paid to shareholders under the plan of arrangement (US$58.00) less the exercise price per option, multiplied by the number of vested options.  Cognos and/or IBM will withhold and report taxes in respect of the amount of any such taxable benefit realized on the cash payment in accordance with applicable laws.  More information on the timing and mechanism for the distribution of this option payment will be provided by the Cognos management team.

What will happen to unvested Cognos stock options?

Upon the closing of the transaction, unvested Cognos stock options will be exchanged for IBM stock options. The number of shares subject to such options and exercise price will be adjusted to reflect the exchange of these options, as described in the plan of arrangement.  Except for the exercise price and number of shares covered by these options, the exchanged options will continue to be subject to all of the terms and conditions of the applicable Cognos stock option plans and the award agreements under which the options were granted.  For example, the date the options expire, and the date the options terminate following termination of employment, will remain the same.

The number of shares of IBM common stock covered by each Cognos option will be determined by applying an exchange ratio.  The exchange ratio is the purchase price per Cognos share (US$58.00) divided by the weighted average closing price of IBM common stock on the NYSE on the five trading days prior to the closing date.

To convert each of your Cognos stock options to IBM stock options of equivalent value, the exchange ratio described above is then multiplied by the number of shares subject to each Cognos stock option you hold, with the result rounded down to the nearest whole share.  The exercise price per share for the Cognos option will be adjusted by dividing the U.S. dollar or the U.S. dollar equivalent of the exercise price of the Cognos option by the exchange ratio, with the result rounded up to the nearest whole cent.

Example: Unvested Cognos option award to purchase 1,000 Cognos shares with an exercise price of US$40.00 per share.

You hold an unvested option award to purchase 1,000 Cognos shares with an exercise price of US$40.00 per share.  The purchase price under the arrangement is US$58.00 per Cognos share.  Assume the weighted average closing price of IBM common stock for five trading days prior to the closing date equals US$105.00. The exchange ratio is US$58.00/(US$105.00) = 0.55238.  Next, multiply the 1,000 Cognos option shares by 0.55238 = 552 shares of IBM common stock.  The result of the calculation is always rounded down to the nearest whole share.   The exercise price of US$40.00 per Cognos share is divided by 0.55238 = US$72.42.  The resulting exercise price will always be rounded up to the nearest whole cent.

The resulting unvested option award will be for 552 shares of IBM common stock with an exercise price of US$72.42 per share of IBM common stock and will remain subject to the terms and conditions of the applicable Cognos stock option plan and the award agreement under which the option award was granted.

What will happen if the exercise price of my Cognos stock options is denominated in Canadian dollars?

If the exercise price per share of your Cognos stock options is denominated in Canadian dollars, the Canadian dollar exercise price per share will be converted to a U.S. dollar equivalent of such exercise price per share (using the noon buying rate on the business day prior to the closing date of the transaction that the Federal Reserve Bank of New York has certified for customs purposes in New York City for cable transfers payable in Canadian dollars) prior to such options either being cancelled for a cash payment or substituted for options to acquire IBM common stock (as set out above).

Example: Cognos option to purchase 1,000 Cognos shares with an exercise price of CDN$40.00 per share.

You hold an option award to purchase 1,000 Cognos shares with an exercise price of CDN$40.00 per share.  Assume the noon buying rate for Canadian dollars on the business day prior to the closing date of the transaction is CDN$0.9907/US$1.00.  The U.S. dollar equivalent of exercise price per share is CDN$40.00/(CDN$0.9907/US$1.00)= US$40.375.

What will happen to vested Cognos RSUs?

All vested and unexercised Cognos RSUs will be cancelled upon the closing of the transaction.  Holders of vested RSUs will be entitled to receive a cash payment equal to US$58.00 multiplied by the number of shares subject to vested RSUs.  Cognos and/or IBM will withhold and report taxes in respect of the amount of any taxable benefit realized on the cash payment in accordance with applicable laws.  More information on the timing and mechanism for the distribution of this RSU payment will be provided by the Cognos management team.

What will happen to unvested Cognos RSUs?

Upon the closing of the transaction, each unvested RSU will be amended in accordance with the terms of the Cognos RSU Plan so that each such RSU will be exercisable for shares of IBM common stock rather than Cognos shares.  Except for the number of shares for which these RSUs are exercisable, the amended RSUs will continue to be subject to all of the terms and conditions of the Cognos RSU plan and the award agreements under which the RSUs were granted.  For example, the vesting period of the RSUs will remain the same.

The number of shares of IBM common stock to be issued upon the exercise of an amended RSU will be determined by applying an exchange ratio.  The exchange ratio is the purchase price per Cognos share (US$58.00) divided by the weighted average closing price of IBM common stock on the NYSE on the five trading days prior to the closing date.

For each amended RSU, this ratio is then multiplied by the number of shares subject to each Cognos RSU you hold.  The aggregate number of shares of IBM common stock to be received by you upon exchange of your amended RSUs shall be rounded down to the nearest whole share.

Example: Cognos RSUs exercisable for 1,000 Cognos shares.

You hold unvested RSU award exercisable for 1,000 Cognos shares.  The purchase price under the arrangement is US$58.00 per Cognos share.  Assume the weighted average closing price of IBM common stock for five trading days prior to the deal close equals US$105.00. The exchange ratio is US$58.00/(US$105.00) = 0.55238.  Next, multiply the 1,000 Cognos RSU shares by 0.55238 = 552 shares of IBM common stock.  The result of the calculation is always rounded down to the nearest whole share.

The amended unvested RSU award will be exchangeable for 552 shares of IBM common stock and will remain subject to the terms and conditions of the Cognos RSU plan and the award agreement under which the RSU award was granted.

What are the tax consequences to a holder of stock options or RSUs?

You should consult your own financial or tax advisor with respect to the tax consequences to you of either receiving the cash payment from Cognos upon the surrender of your vested Cognos stock options or vested Cognos RSUs, receiving IBM stock options in exchange for your unvested Cognos stock options or having your unvested Cognos RSUs amended so that they are exchangeablefor shares of IBM common stock. You will be responsible for any taxes owing by you under the relevant applicable laws arising from these transactions.

Canadian residents who receive IBM stock options in exchange for their unvested Cognos stock options should not realize any gain or loss on the exchange for purposes of the Income Tax Act (Canada). On the amendment of the unvested Cognos RSUs, Canadian resident holders of such RSUs should not realize any gain or loss as a result of the amendment for purposes of the Income Tax Act (Canada). U.S. taxpayers will not recognize taxable income upon the receipt of IBM stock options in exchange for their unvested Cognos stock options, or upon the amendment of their unvested Cognos RSUs.  Residents or taxpayers of other countries may (or may not) be treated similarly.

The description of the tax consequences set out in the preceding paragraph is of a general nature only and is not, and is not intended to be tax advice to any particular shareholder. You should consult your own financial or tax advisor concerning the details of your own tax situation.

What is the transition retention cash bonus program and how does it work?

We realize that employees that are holding Canadian dollar equity grants are concerned with the value of their vested equity given the recent volatility of the Canadian dollar relative to the U.S. dollar.  In order to alleviate these concerns and to ensure that employees remain focused and motivated on delivering value to our customers as we move through the acquisition phase, IBM has agreed to allow Cognos to institute a transition retention cash bonus program.  Under the program, cash bonuses to neutralize the effect of exchange rate fluctuations may be paid by Cognos immediately prior to the closing of the acquisition of Cognos by IBM to those Cognos employees who meet the eligibility requirements described below.

Employees holding vested and unexercised Canadian dollar denominated options or RSUs immediately prior to the closing which are to be cashed out under the terms of the plan of arrangement will be eligible for this program.  For each eligible employee, the bonus payment will be an amount (if positive) equal to:

(x)           CAD$55.91 (being the Canadian dollar equivalent of US$58.00 using the noon buying rate on November 13, 2007 that the Federal Reserve Bank of New York has certified for customs purposes in New York City for cable transfers payable in foreign currencies) minus the Canadian dollar equivalent of US$58.00 using such noon buying rate on the business day prior to the closing date; multiplied by

(y)         the number of Canadian dollar denominated vested stock options plus the number of Canadian dollar denominated vested RSUs, in each case, which are to be cashed out under the terms of the plan of arrangement; plus

(z)           in the case of vested and unexercised stock options, such amount as is necessary to compensate for the amount of tax preference that would have been otherwise received by such eligible employee had the payment been treated as an eligible stock option benefit.

This in effect will give employees holding Canadian dollar vested and unexercised equity grants at the time of closing protection from deterioration of equity values from November 13, 2007 to the business day prior to the closing date as a result of exchange rate volatility.  If the Canadian dollar declines against the U.S. dollar between November 13, 2007 and the business day prior to the closing date, no transition retention cash bonus payments will be made.

What happens to the Cognos Employee Stock Purchase Plan?

The Cognos Employee Stock Purchase Plan will be suspended by Cognos no later than two business days prior to the closing date of the transaction.  Each employee participating in the plan at such time will be able to complete the purchase period then in progress; however, such purchase period will end on the third business day prior to the closing date of the transaction.  Any Cognos shares acquired by an employee under the plan will be subsequently acquired by IBM through an indirect subsidiary upon the closing of the transaction for US$58.00 per Cognos share.  Any funds contributed to the plan by an employee that are not used to purchase Cognos shares will be returned to such employee in accordance with the terms of the plan.  Upon closing of the transaction, the plan will be terminated.

What broker will be used for stock option and RSU transactions after the deal closes?

IBM uses Smith Barney.  Approximately four to six weeks after the closing date, an account at Smith Barney will be opened for all employees with unvested Cognos options exchanged for IBM options and all amended RSUs.  An e-mail with a link to your account and instructions for accessing your account will be sent to you following closing.

What happens to unvested converted stock options or unvested amended RSUs held by any employees on “transition plans,” with separation dates in the first year after closing?

IBM plans to maintain the existing terms and conditions of the Cognos RSUs and stock option plans after the closing.  Therefore, anyone who is terminated “without cause” within the first 12 months following the closing would receive full acceleration of their unvested converted stock options and unvested amended RSUs.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’s operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM. In connection with the proposed acquisition, Cognos intends to file relevant materials with the SEC, including Cognos’s proxy circular. SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING COGNOS’S PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Cognos shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Cognos. Such documents are not currently available.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction. Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007. Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’s 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition when it becomes available.